UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 29, 2011

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Form 8-K/A is being filed as an amendment ("Amendment No. 1") to the current report on Form 8-K filed by Cleco Corporation (the "Company") with the Securities and Exchange Commission on May 3, 2011 (the "Original Filing"). The sole purpose of this Amendment No. 1 is to disclose the Company's decision regarding how often it will conduct shareholder advisory votes on the compensation of the Company's named executive officers. No other changes have been made to the Original Filing.

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Company's Annual Meeting of Shareholders held on April 29, 2011, the Company's shareholders conducted a non-binding advisory vote regarding the frequency of future advisory votes on the compensation of the Company's named executive officers. After considering the results of the shareholder advisory vote, the Company's Board of Directors at a meeting held on July 29, 2011 determined that the Company will hold an annual advisory vote on the compensation of the Company's named executive officers until the next required vote on the frequency of shareholder votes on the compensation of the Company's named executive officers or the Board of Directors otherwise determines that a different frequency for such advisory votes is in the best interests of the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: August 1, 2011   By: /s/ R. Russell Davis
                                              R. Russell Davis
                                              Vice President of Investor Relations
                                              and Chief Accounting Officer